UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Ching Nar Cindy Chan

3201, 32/F

One Pacific Place

88 Queensway

Hong Kong

Tel: +852 3798 8628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CPE HOLDINGS INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 3,750,000 Ordinary Shares (as defined below) deemed to be beneficially owned by BTL (as defined below).
**	Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer (as defined below).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CPE HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 3,750,000 Ordinary Shares deemed to be beneficially owned by BTL.
**	Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CPE FUNDS III LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 3,750,000 Ordinary Shares deemed to be beneficially owned by BTL.
**	Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CPECHINA FUND III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represents 3,750,000 Ordinary Shares deemed to be beneficially owned by BTL.
**	Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CTB INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 3,750,000 Ordinary Shares deemed to be beneficially owned by BTL.
**	Calculation is based upon 38,788,096 Ordinary Shares issued and outstanding as of December 18, 2020 as provided by the Issuer.

CUSIP No. G21515104

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. The Ordinary Share are listed on the NASDAQ Global Select Market under the symbol “CBPO.”

Item 2. Identity and Background

(a) This Statement is being filed by (i) CPE Holdings International Limited, an exempted company incorporated under the laws of the Cayman Islands (“CPE International”), (ii) CPE Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (“CPE Holdings”), (iii) CPE Funds III Limited, an exempted company incorporated under the laws of the Cayman Islands (“GP”), (iv) CPEChina Fund III, L.P., a limited partnership registered under the laws of the Cayman Islands (“CCF III”), and (v) CTB Investment Limited, a company incorporated under the laws of the British Virgin Islands (“CTB,” together with CPE International, CPE Holdings, GP and CCF III, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

(b) The registered address of each of CPE International, CPE Holdings, GP and CCF III is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of CTB is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(c) The principal business of each of CPE International and CPE Holdings is investment holding. CPE Holdings is a wholly owned subsidiary of CPE International. GP is a wholly owned subsidiary of CPE Holdings. The principal business of GP is to serve as the general partner of CCF III. The principal business of CCF III is to make private equity and related investments. CTB is controlled by CCF III. The principal business of CTB is to invest in the Issuer.

Schedule A, attached hereto, lists the executive officers and directors of each Reporting Person, and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G21515104

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 3.

The purchase of the Purchased Shares (as defined below) was funded from capital contributions from the limited partners of CCF III.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 5 of this Statement is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the Purchased Shares for investment purpose.

On November 19, 2020, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”), among the Issuer, CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent.

Concurrently with the execution of the Merger Agreement, (i) Parent, Biomedical Treasure Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“BTL”), Mr. Joseph Chow (“Mr. Chow”) and certain other parties entered into a voting and support agreement (the “Support Agreement”) pursuant to which BTL agreed, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote the Purchased Shares in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated thereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the effective time of the Merger the Purchased Shares, (ii) BTL executed and delivered a limited guarantee (the “BTL Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the parent termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement, and (iii) CCF III executed and delivered an equity commitment letter (the “CPE ECL”) in favor of BTL with respect to, among other things, BTL’s payment obligations under the BTL Limited Guarantee.

References to the Merger Agreement, the Support Agreement, the BTL Limited Guarantee and the CPE ECL are qualified in their entirety by reference to the Merger Agreement, the Support Agreement, the BTL Limited Guarantee and the CPE ECL, copies of which are attached hereto as exhibits incorporated herein by reference in their entirety.

Except as set forth above or in Item 6, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G21515104

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information set forth in the cover pages of this Schedule 13D and Item 6 of this Statement is incorporated herein by reference.

As of the date hereof, CTB owns on record 3,750,000 Class A shares of BTL, and on January 6, 2021, BTL completed the purchase of 3,750,000 Ordinary Shares (the “Purchased Shares”). By virtue of the relationships descried in Item 2 of this Statement and the rights of CTB under the shareholders’ agreement (the “BTL SHA”) dated as of October 26, 2020 between CTB, BTL, Mr. Chow, and TB Friday Holdings Limited, a holding vehicle controlled by Mr. Chow (the “Class B Shareholder”), each of the Reporting Persons may be deemed to beneficially own the Purchased Shares owned by BTL.

(c) To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Purchased Shares described in Item 3 above and as set forth in this Item 5, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 2.

(d) To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by this reference in its entirety in this Item 6.

On October 26, 2020, CTB entered into the BTL SHA with BTL, Mr. Chow, and the Class B Shareholder. The BTL SHA became effective on January 6, 2021, the closing date of the purchase of the Purchased Shares by BTL from PW Medtech Group Limited, a Cayman Islands company.

Pursuant to the terms and conditions of the BTL SHA, CTB is not entitled to any voting power in respect of the Class A ordinary shares of BTL held by it except as otherwise provided in the BTL SHA, and the Class B Shareholder is entitled to one vote per Class B ordinary share of BTL. The BTL SHA provides that any transfer or disposal of the Ordinary Shares held by BTL is subject to mutual consent of CTB and the Class B Shareholder. However, (i) within two years following the effective date of the BTL SHA (the “Consent Period”), CTB may cause BTL to reduce the total amount of Ordinary Shares held by it from time to time if (x) Mr. Chow gives his prior written consent to such reduction, or (y) such reduction would not result in a reduction in the percentage voting interest of Mr. Chow in the Issuer through BTL, (ii) within two years following the expiration of the Consent Period, CTB may cause BTL to reduce the total amount of Ordinary Shares held by it, subject to Mr. Chow’s right of first offer, (iii) in the event that a vote or consent from BTL or the director(s) nominated by it and its affiliates to the Issuer (if any) is sought, on a trade sale or similar transactions (A) within the Consent Period, BTL shall not vote its Ordinary Shares, and shall instruct such director(s) nominated by BTL and its affiliates to the Issuer (if any) not to vote, in favor of any such transaction without the mutual consent of CTB and the Class B Shareholder, (B) within two years following the expiration of the Consent Period, CTB may cause BTL to vote its Ordinary Shares and such director(s) nominated by BTL and its affiliates to the Issuer (if any) to vote in favor of any such transaction, subject to Mr. Chow’s right of first offer, and (C) at all times, CTB shall have the right to cause BTL to vote its Ordinary Shares and such director(s) nominated by BTL and its affiliates to the Issuer (if any) to vote against any such transaction, and (iv) CTB shall have prior consent right on any subsequent investment by BTL in the Issuer or any reduction in the total amount of Ordinary Shares held by BTL. In the event of a merger or any similar transaction involving the Issuer and BTL or any director nominated by BTL and its affiliates is entitled to vote on such transaction, CTB and the Class B Shareholder will reasonably agree on how such vote should be cast, taking into account the interests of both CTB and the Class B Shareholder.

CUSIP No. G21515104

References to the BTL SHA are qualified in their entirety by reference to the BTL SHA, a copy of which is attached hereto as an exhibit incorporated herein by reference in its entirety.

On January 15, 2021, the Reporting Persons entered into to an agreement with respect to the joint filing of this Statement and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Statement and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Document
1	Joint Filing Agreement, dated January 15, 2021, between CPE International, CPE Holdings, GP, CCF III and CTB.
2	Shareholders’ Agreement in respect of BTL, dated October 26, 2020 (incorporated by reference to Exhibit 99.25 of Amendment No. 4 to Schedule 13D filed by Mr. Chow, BTL, Biomedical Development Limited and Biomedical Future Limited with the Securities and Exchange Commission on January 8, 2021).
3	Merger Agreement, dated November 19, 2020, among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed by Beachhead and its affiliates on November 20, 2020).
4	Support Agreement, dated November 19, 2020, by and among Parent, BTL, Mr. Chow and certain other parties (incorporated by reference to Exhibit 2 of the Schedule 13D/A filed by Beachhead and its affiliates on November 20, 2020).
5	Limited Guarantee, dated November 19, 2020, issued and delivered by BTL (incorporated by reference to Exhibit 99.20 of Amendment No. 2 to Schedule 13D filed by Mr. Chow on November 20, 2020).
6	Equity Commitment Letter, dated November 19, 2020, issued and delivered by CCF III.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2021

CPE HOLDINGS INTERNATIONAL LIMITED

By:	/s/ Lei Nie
	Name:	Lei Nie
	Title:	Director

CPE HOLDINGS LIMITED

By:	/s/ Lei Nie
	Name:	Lei Nie
	Title:	Director

CPE FUNDS III LIMITED

By:	/s/ Ching Nar Cindy Chan
	Name:	Ching Nar Cindy Chan
	Title:	Director

CPECHINA FUND III, L.P.

By:	CPE Funds III Limited, as its general partner

By:	/s/ Ching Nar Cindy Chan
	Name:	Ching Nar Cindy Chan
	Title:	Director

CTB INVESTMENT LIMITED

By:	/s/ Leong Chu YONG
	Name:	Leong Chu YONG
	Title:	Director

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Lei Nie	PRC Citizen	Director of CPE International Director of CPE Holdings Director of GP	10/F, Jinbao Tower, 89 Jinbao Street, Dongcheng District, Beijing, P. R. China

Ke Tang	PRC Citizen	Director of CTB	10/F, Jinbao Tower, 89 Jinbao Street, Dongcheng District, Beijing, P. R. China

Ching Nar Cindy Chan	Australian Citizen	Director of CPE International Director of CPE Holdings Director of GP Director of CTB	3201, 32/F, One Pacific Place, 88 Queensway, Hong Kong

Leong Chu Yong	Singapore Citizen	Director of CTB	1 Raffles Place, #36-01 One Raffles Place, Singapore 048616

Ho Yin Ng	Chinese	Alternate Director to Lei Nie of GP	3201, 32/F, One Pacific Place, 88 Queensway, Hong Kong

Pak Leung Tang	Chinese	Alternate Director to Ching Nar Cindy Chan of GP; and Alternate Director to Ching Nar Cindy Chan of CTB	3201, 32/F, One Pacific Place, 88 Queensway, Hong Kong